Filed Pursuant to Rule 433(d)
Registration Statement No. 333-156118

AB SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation or SEK)

Pricing Term Sheet

Issuer:	Swedish Export Credit Corporation
Size:	US$1,000,000,000
Maturity:	October 20, 2015
Coupon:	1.750% per annum
Issue Price:	99.886% of face amount
Spread to Benchmark Treasury:	T + 63 basis points
Benchmark Treasury:	UST 1.250% due September 30, 2015
Yield:	1.774%
Net Proceeds to Issuer:	US$997,610,000
Interest Payment Dates	April 20 and October 20, commencing April 20, 2011
Optional Redemption:	Only after the occurrence of certain tax events, at 100.00% of the principal amount thereof plus accrued and unpaid interest to the redemption date
Business Days:	New York, London and TARGET
Day Count	30/360, following, unadjusted
Documentation:	In accordance with SEK’s SEC-registered US MTN Program
Governing Law:	New York
Pricing Date:	October 13, 2010
Settlement Date:	October 20, 2010 (T+5)
CUSIP:	US00254EKM39
ISIN:	00254EKM3
Joint Lead Managers:	BofA Merrill Lynch, Credit Suisse and Goldman Sachs International
Billing and Delivering:	Goldman Sachs International
Denominations:	US$2,000 with integral multiples of US$1,000 in excess thereof
Listing:
Application will be made for the notes to be admitted to listing on the Official List of the UKLA and to trading on the regulated market of the London Stock Exchange.  No assurance is offered as to whether listing and admission to trading will occur by the settlement date.  They may not occur until a date that is later than the settlement date.

Format:	SEC-registered

SELLING RESTRICTIONS

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each of the Joint Lead Managers has or will have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)           to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)           to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)           in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each of the Joint Lead Managers has or will have represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Italy

Each of the Joint Lead Managers has or will have represented and agreed that the offering of the notes has not been and will not be registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Prospectus Directive and Italian securities legislation and, accordingly, the notes may not be and will not be offered, sold or distributed and no copy of this pricing supplement or any other offer document may be or will be distributed in the Republic of Italy (“Italy”) in an offer to the public of financial products under the meaning of Article 1, paragraph 1, letter t) of Legislative Decree no. 58 of 24 February 1998 (the “Consolidated Financial Services Act”), unless an exemption applies.

Accordingly, the notes shall only be offered, sold or delivered in Italy:

(a) to qualified investors (investitori qualificati), pursuant to Article 100 of the Consolidated Financial Services Act as defined in Article 34-ter of CONSOB Regulation no. 11971 dated 14 May 1999, as amended (“Regulation no. 11971”); or

(b) in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies, as provided under the Consolidated Financial Services Act or Regulation no. 11971.

Moreover, and subject to the foregoing, any offer, sale or delivery of the notes or distribution of copies of this pricing supplement or any other document relating to the notes in Italy under (a) or (b) above must be:

(i)
made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Consolidated Financial Services Act, Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”), CONSOB Regulation No. 16190 of 29 October 2007, all as amended;

(ii)
in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and

(iii)	in compliance with any other applicable laws and regulations, including any limitation or requirement which may be imposed from time to time, inter alia, by CONSOB or the Bank of Italy.

Any investor having acquired notes in an offering is solely responsible for ensuring that any offer or resale of the notes it acquires in this offering occurs in compliance with applicable laws and regulations.

Article 100-bis of the Consolidated Financial Services Act affects the transferability of the notes in Italy to the extent that any placing of the notes is made solely with qualified investors and such notes are then systematically resold to non-qualified investors on the secondary market at any time in the 12 months following such placing. Where this occurs, if a prospectus compliant with the Prospectus Directive has not been published, purchasers of notes who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the notes were purchased, unless an exemption provided for under the Consolidated Financial Services Act applies.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch toll-free at 1 800 294 1322, Credit Suisse toll-free at 1 800 221 1037 or Goldman Sachs International toll-free at 1 866 471 2526.

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